Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

November 1, 2005

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Attn: Mr. Larry Spirgel

Re:	Cbeyond Communications, Inc.

Registration Statement on Form S-1

File No. 333-124971

Dear Mr. Spirgel:

The undersigned, Deutsche Bank Securities Inc., is acting as representative of the several underwriters (the “Underwriters”) in connection with the offering (the “Offering”) of common stock, par value $0.01 per share, of Cbeyond Communications, Inc. (the “Company”) pursuant to the above-captioned Registration Statement on Form S-1. On behalf of the Underwriters, we hereby advise you that, after discussion with the Company and its advisors, we believe that the changes to the preliminary prospectus included in Post-Effective Amendment No. 1 to the Registration Statement (the “Post-Effective Amendment”) do not represent a material adverse change to the disclosure contained in the preliminary prospectus that was previously distributed to prospective investors on October 27, 2005.

We also advise you that the Underwriters will contact their accounts and discuss with them the reduced offering price and commitment to provide a secured revolving credit facility to the Company (the “Revolver Commitment”) prior to the confirmation of purchase orders. In addition, on October 31, 2005, after the filing of the Post-Effective Amendment the Underwriters distributed electronic copies of the preliminary prospectus included in the Post-Effective Amendment to substantially all of the accounts with which the Underwriters continue to have active discussions of the Offering, all of which already have received copies of the preliminary prospectus included in Pre-Effective Amendment No. 8 to the Registration Statement. All confirmations of purchase orders will be accompanied by a final prospectus that has been amended to reflect the price and size of the Offering and the Revolver Commitment.

Sincerely,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ DAVID PEARSON
Name: David Pearson Title: Managing Director

By:	/s/ PREM PARAMESWARAN
Name: Prem Parameswaran Title: Emerging Telecom Sector Head